                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    O'Toole,             Terence                 M.
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        NY                            10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

    February 25, 2000
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

    VoiceStream Wireless Corporation (01)
    (VSTR)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

    2/25/00
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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
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                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
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
                              |                                |                     |                                             |
Common Stock                  |            9,806,095           |          I          |                      02,03                  |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
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                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
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
Omnipoint Corp. 7%      |          |            |                       |              |              |               |            |
Cumulative Convertible  |          |            |                       |              |              |               |            |
Preferred Stock(04)     |   Immed. | N/A        |   Common Stock        |      185     |      04      |      02,04    |    02,04   |
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Stock Option            |          |            |                       |              |              |               |            |
(right to buy)(05)      |    06    | 12/31/09   |   Common Stock        |      939     |    $11.32    |      02,06    |    02,06   |
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Stock Option            |          |            |                       |              |              |               |            |
(right to buy)(05)      |   Immed. | 1/1/08     |   Common Stock        |      250     |    $9.25     |      02,07    |    02,07   |
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Stock Option            |          |            |                       |              |              |               |            |
(right to buy)(05)      |    08    | 1/1/08     |   Common Stock        |      704     |    $9.25     |      02,08    |    02,08   |
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
Explanation of Responses:

01: On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation on a one for one basis. Immediately after the transaction, VoiceStream Wireless Holding Corporation changed its name to VoiceStream Wireless Corporation ("VS Delaware").

02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

03: Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 7,066 shares of Common Stock. GS Group may be deemed to own beneficially and directly 68,821 shares of Common Stock and Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Common Stock through certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. Goldman Sachs is the investment manager of one of the Limited Partnerships.

04: On February 25, 2000, VoiceStream Wireless Corporation announced the closing of its merger with Omnipoint Corporation, among other transactions (the "Merger"). Under the Omnipoint regorganization agreement (together with the Merger "Omnipoint/VoiceStream Transactions"), Omnipoint Corporation 7% Cumulative Convertible Preferred Stock ("Omnipoint Convertible Stock") became convertible into a combination of (A) a number of shares of VS Delaware common stock equal to the product of (1) 0.825 and (2) the number of Omnipoint common shares then outstanding or subject to issuance upon the conversion of the Omnipoint 7% Convertible Preferred Stock and (B) an amount of cash equal to the product of (1) $8.00 and (2) the number of Omnipoint common shares, outstanding or subject to issuance upon the conversion of the Omnipoint Convertible Stock. Pursuant to the Omnipoint/VoiceStream Transactions each share of Omnipoint Convertible Stock now converts into 1.3257 shares of VS Delaware common stock and $12.8552 in cash, at any time, at the option of the holder.

05: VS Delaware assumed all stock options granted under the VS Washington stock option plan.

06: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options are exercisable in four equal annual installments, beginning January 1, 2000.

07: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

08: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.




By:   s/Roger S. Begelman                                      May 10, 2000
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      **Signature of Reporting Person                             Date
              Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


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                                    POWER OF ATTORNEY


     The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of such substitution, to execute for him and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Change in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5 which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them. This power of attorney shall supercede any previous power of attorney covering the same subject. This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. In witness thereof the undersigned hereunto set his hand this 4th of May 1998.



                                                           s/Terence M. O'Toole
                                                           ---------------------
                                                           Terence M. O'Toole